FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 20, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 20, 2013	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
Advanced Semiconductor Engineering, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Manager ir@aseglobal.com

ASE responds to KEPB’s order to suspend work at K7 plant’s wafer-level process that requires wastewater treatment
ASE is proactively taking steps to resume operations quickly and ensure minimal disruption to customers as well as preserve the employment rights of our employees

Taipei, December 20, 2013.  Advanced Semiconductor Engineering, Inc （TAIEX: 2311, NYSE: ASX), the world's largest semiconductor assembly and test service provider, today issued the following statement in response to the Kaohsiung Environmental Protection Bureau (KEPB)’s press announcement regarding its order to suspend work at ASE K7 plant’s wafer-level process that requires wastewater treatment (“suspension order”).  As of the time this press release, ASE has not received the official notification from the KEPB.

ASE deeply regrets the KEPB’s decision.  Despite the obstacles posed by this order, ASE will take concerted steps to promptly implement corrective actions in areas that require improvement.  It is our objective to swiftly complete the improvements and apply to the bureau to resume normal production at K7 and minimize the impact to our operations.  In parallel, ASE will appoint our legal advisers to examine the KEPB’s decision and seek redress by legal means.

K7 has a production capacity of approximately USD58 million per month and its revenue is about 9% of the ASE Group’s total consolidated revenues.  Approximately USD40 million of our capacity belong to non-wafer level processes.  The suspension order will only affect our wafer-level process capacity and may result in a monthly impact of USD18 million.

ASE has mobilized all its resources to ensure minimal impact to our customers, and we believe that the situation, though challenging, is under control.  ASE will begin communications with those customers affected to set up contingency plans.  Our relationships with customers have been built steadily over the years and remain strong, despite this situation.

K7 employs about 5,000 people who are mainly skilled workers and are the most valued resources of the company.  We aim to resume normal operations at K7 plant’s wafer-level process as soon as practicable.  During the work suspension period, we will continue to pay our employees according to prevailing labor laws to preserve our employees’ labor rights.

ASE will expedite the completion of a NTD750 million water recycling plant at ASE Kaohsiung’s K14.  This will be Taiwan’s first 20,000 ton per day water recycling plant that will apply the highest standards of water recycling technologies.  The water recycling plant is scheduled to begin operations in the second quarter of 2014.

Going forward, ASE remains committed to environmental protection issues, and continues to invest in this endeavor.  ASE will contribute at least NTD100 million annually, for the next 30 years to Taiwan’s environmental protection efforts, fulfilling our duties as a socially responsible corporate citizen.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2012 Annual Report on Form 20-F filed on April 24, 2013.